UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03018270

NO ACT
P.E 3-11-03
1-15829

March 20, 2003

Kenneth R. Masterson
Executive Vice President, General Counsel
and Secretary
FedEx Corporation
Legal Department
942 South Shady Grove Road
Memphis, TN 38120

Act 1934
Section 14A-8
Rule
Public Availability 3/20/2003

Re: FedEx Corporation
Incoming letter dated March 11, 2003

Dear Mr. Masterson:

This is in response to your letter dated March 11, 2003 concerning the shareholder proposals submitted to FedEx by Timothy Peterson and Vernie Kuglin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

Legal Department
942 South Shady Grove Road
Memphis, TN 38120

FedEx Corporation



**VIA FEDEX EXPRESS**

March 11, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Omission of Stockholder Proposals Relating to Foundation for Advancement of Monetary Education**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation (the "Company") intends to omit from its proxy materials for the 2003 annual meeting of its stockholders (its "2003 Proxy Materials") two identical proposals requiring support of the Foundation for the Advancement of Monetary Education ("FAME") and its Global Currency Initiative ("GCI").

On September 12, 2002, the Company received a stockholder proposal and supporting statement (the "Initial Proposal") from Mr. Timothy Peterson. The Initial Proposal, along with the accompanying cover letter, is attached hereto as Exhibit A. On October 9, 2002, the Company received the same proposal and supporting statement (the "Duplicative Proposal"; together with the Initial Proposal, the "Proposals") from another stockholder, Ms. Vernie Kuglin (together with Mr. Peterson, the "Proponents"). The Duplicative Proposal, along with the accompanying cover letter, is attached hereto as Exhibit B.

The Company hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposals from its 2003 Proxy Materials. Alternatively, in the event the Staff does not concur that both Proposals can be omitted from the Company's 2003 Proxy Materials, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company excludes the Duplicative Proposal pursuant to Rule 14a-8(i)(11), which permits exclusion of a substantially duplicative proposal.

In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter and its exhibits. The Company is simultaneously providing a copy to the Proponents and their attorney in fact, Dr. Lawrence Parks, thereby notifying them of the Company's intention to omit the Proposals from its 2003 Proxy Materials.

The Proposals

The Proposals, if adopted, would have the Company align itself with FAME, a "501c-3 public charity think tank specializing in the world's monetary structure," and the GCI, FAME's "study group" that "revisits monetary issues worldwide." Upon review of the website referenced in the Proposals, FAME appears to be an organization espousing the return of the gold standard globally and the end of the existing monetary system.

The Proposals would require the Company to (i) send at least one corporate officer to attend GCI sessions three times each year; (ii) pay for the distribution of FAME's report on the GCI to the Company's employees, Board of Directors, stockholders and suppliers, and to the public via the Internet by FAME; and (iii) make a financial contribution to FAME in an amount determined by Company management to help fund the GCI. A separate item in the draft resolution does not appear to require Company action, but merely states what would theoretically happen as a result of FAME's GCI: "After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media."

In their cover letters, the Proponents each name Dr. Lawrence Parks as their attorney in fact for all matters relating to the Proposals and authorize him to represent them at the 2003 annual meeting of the Company's stockholders. In addition, the cover letters request that the Company communicate any questions relating to the Proposals to Dr. Parks. According to FAME's website, Dr. Parks is the Executive Director of FAME and a member of its Board of Trustees.

Reasons for Omission

The Company believes it may properly omit the Proposals from its 2003 Proxy Materials because the Proposals:

- deal with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7));
- are designed to further a personal interest not shared by the Company's other stockholders at large (Rule 14a-8(i)(4));
- relate to Company operations that are financially *de minimis* and are not otherwise significantly related to the Company's business (Rule 14a-8(i)(5)); and
- are not a proper subject for action by the Company's stockholders under Delaware law (Rule 14a-8(i)(1)).

## I. The Proposals may be omitted under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations.

The Staff has previously determined that proposals identical to the Proposals were excludable under Rule 14a-8(i)(7), as relating to the respective company's ordinary business operations (*i.e.*, contributions to specific types of organizations). *The Proctor & Gamble Company* (February 4, 2003); *Intel Corporation* (January 23, 2003); *General Electric Company* (January 15, 2003); *Johnson & Johnson* (January 15, 2003); *Eli Lilly and Company* (December 26, 2002).

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The decision to contribute to, or otherwise support, a charitable organization is one that the Company makes in the ordinary course of its business. The day-to-day oversight of the Company's charitable programs is most efficiently left to members of Company management, because they are in the best position to determine the eligibility and worthiness of prospective recipients.

The Staff has consistently taken the position that the decision whether to support a specific charitable organization is a matter of ordinary business operations. Consequently, the Staff has permitted the omission under Rule 14a-8(i)(7) of stockholder proposals regarding charitable contributions directed to specific types of organizations. *See Schering-Plough Corporation* (March 4, 2002); *Delta Air Lines, Inc.* (July 29, 1999); *Minnesota Mining and Manufacturing Company* (January 3, 1996); *Wells Fargo & Company* (January 26, 1993); *SCEcorp* (February 20, 1992).

The Proposals essentially direct the Company to support a specific charitable organization. The primary effect of the Proposals would be to increase the financial and public standing of FAME, through the (i) attendance of Company officers at the organization's meetings, (ii) distribution of the organization's materials at the Company's expense, and (iii) direct funding of the organization. Accordingly, the Proposals are excludable pursuant to Rule 14a-8(i)(7).

## II. The Proposals may be omitted under Rule 14a-8(i)(4) because they are designed to further a personal interest not shared by the Company's stockholders at large.

Rule 14a-8(i)(4) states that a company may omit a stockholder proposal from its proxy materials if the proposal "is designed . . . to further a personal interest, which is not shared by the other shareholders at large." In explaining the purpose of Rule 14a-8(i)(4), the Securities and Exchange Commission stated that submitting a proposal as a means to further a personal interest is an abuse of the stockholder proposal process, and "the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (October 14, 1982), at 41.

The Staff has consistently agreed that stockholder proposals that attempt to further a personal interest may be omitted under Rule 14a-8(i)(4). For example, in *DeBartolo Realty*

*Corporation* (March 12, 1996), the Staff permitted the omission of a stockholder proposal designed to result primarily in a benefit to an organization of which the proponent was the executive director. Similarly, in *International Business Machines Corporation* (January 31, 1994), the Staff permitted the omission of a stockholder proposal designed to further the personal interest of the proponent, who was trying to stop the company from making donations to two specific charities.

In addition, the Staff has taken the position that a proposal may be excluded where the proponent is merely a "nominal proponent" for another whose personal interest the proposal is designed to further. *See, e.g., MGM MIRAGE* (March 19, 2001); *TRW Inc.* (January 24, 2001). As previously mentioned, in their cover letters the Proponents each appoint Dr. Lawrence Parks as their attorney in fact for all matters relating to the Proposals and request that the Company communicate directly with him. Although not disclosed in the cover letters or the Proposals, Dr. Parks is the Executive Director of FAME and a member of its Board of Trustees.

The Proposals are clearly intended to benefit Dr. Parks's organization and further its agenda. The extent to which the Proposals seek support for FAME is evident, attempting to force the Company to contribute to and raise awareness of FAME and disseminate its opinions. The Proposals are designed solely as a platform for FAME's positions. The Company's stockholders at large do not share Dr. Parks's personal interest in having the Company support his organization. Accordingly, the Proposals are excludable under Rule 14a-8(i)(4).

**III. The Proposals may be omitted under Rule 14a-8(i)(5) because they are not relevant to the Company.**

Rule 14a-8(i)(5) states that a company may omit a stockholder proposal from its proxy materials if the proposal:

> relates to operations which account for less than 5 percent of the company's total assets at the end of the most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

The Staff has permitted the exclusion of proposals where it was unclear the proposal would have affected the requisite amount of the company's business. For example, in *Minnesota Mining and Manufacturing Corporation* (January 31, 1994), the Staff permitted the exclusion of a proposal requesting that the company prepare a written report concerning NAFTA's anticipated effect on the company's competitive strategies and long-term shareholder value, in the absence of any clear indication that the proposal had any significant relationship to the company's business.

The Company believes it is unclear whether any of the actions required by the Proposals will actually have any effect on current monetary policy. Even if current monetary policy were to change as a result of the Proposals, it is unclear whether a new monetary policy would have any effect on the Company's business. The Proposals offer no evidence to the effect that current "volatility" in major currencies has any effect on the Company's business. Accordingly, the Proposals are excludable pursuant to Rule 14a-8(i)(5) because they are not significantly related to the Company's business.

## IV. The Proposals may be omitted under Rule 14a-8(i)(1) because they are not proper subjects for action by stockholders under Delaware law.

Rule 14a-8(i)(1) states that a company may omit a stockholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to 14a-8(i)(1) points out that proposals may not be proper under state law "if they would be binding on the company if approved by shareholders." The Staff has consistently found that binding proposals are excludable, unless amended by the proponent to make them precatory. *See, e.g.*, *Phillips Petroleum Company* (March 13, 2002); *PPL Corporation* (February 19, 2002); *PSB Holdings, Inc.* (January 23, 2002); *Columbia Gas System, Inc.* (January 16, 1996).

The Company is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests management of the business and affairs of a corporation in its board of directors, except as otherwise provided in the DGCL or the corporation's certificate of incorporation. Neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation, as amended, restricts the Company's Board of Directors in any way relevant to the requirements of the Proposals. In fact, Section 122(9) of the DGCL specifically provides that every corporation has the power to make decisions concerning allocations of contributions, and Article III, Section 3 of the Company's Amended and Restated By-Laws delegates the powers of the Company to its Board of Directors.

The Proposals are not stated as recommendations or requests; rather, they direct the Company to take certain action. Aside from the choice of which GCI sessions to attend and the exact amount to contribute to FAME, the Proposals give no discretion to the Company or its Board of Directors. As such, the Proposals would require the Company to take actions that Delaware law reserves for the judgment and discretion of the Company's Board of Directors. Accordingly, the Proposals are excludable pursuant to Rule 14a-8(i)(1).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff agree that the Company may omit the Proposals from its 2003 Proxy Materials.

If you have any questions or need any additional information, please feel free to call the undersigned at (901) 818-7500. Thank you for your prompt attention to this request.

Very truly yours,

**FedEx Corporation**

Kenneth R. Masterson
*Executive Vice President, General Counsel and Secretary*

Enclosures

cc: Mr. Timothy Peterson
Ms. Vernie Kuglin
Dr. Lawrence Parks

469774.1

Mr. Timothy Peterson
1303 North Jenkins Drive
Oconomowoc, WI 53066

EXHIBIT A

August 14, 2002

Corporate Secretary
Federal Express Corporation
Box 727
Memphis, Tennessee 38194

Dear Sir:

I am the owner of 100 shares of FedEx stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 [PO Box 625, FDR Station, New York, NY 10150] if you have any questions about this resolution.

Sincerely,

Tim Peterson

Enclosure
BY FEDERAL EXPRESS

Cc Dr. Lawrence Parks

# Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on FedEx's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of FedEx that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by FedEx at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. FedEx to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

Ms. Vernie Kuglin
1303 North Jenkins Drive
Oconomowoc, WI 53066

# EXHIBIT B

August 14, 2002

Corporate Secretary
Federal Express Corporation
Box 727
Memphis, Tennessee 38194

Dear Sir:

I am the owner of 196 shares of FedEx stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 [PO Box 625, FDR Station, New York, NY 10150] if you have any questions about this resolution.

Sincerely,

V. Kuglin

Vernie Kuglin #48512

Enclosure
BY FEDERAL EXPRESS

Cc Dr. Lawrence Parks

# Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Federal Express Corporation's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Federal Express Corporation that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Federal Express Corporation at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Federal Express Corporation to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: FedEx Corporation
Incoming letter dated March 11, 2003

The proposals require that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that FedEx may exclude the proposals from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which FedEx relies.

Sincerely,

Grace K. Lee
Special Counsel